UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 9, 2018

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 9, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

ASE Technology Holding Co., Ltd.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager iris.wu@asetechholding.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echo.lin@asetechholding.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE Technology Holding Co., Ltd.

Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., october 9, 2018 – ASE technology holding co., ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its unaudited consolidated net revenues for September and 3rd quarter of 2018.

Consolidated net revenues (unaudited)

	Sep	Aug	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	39,276	35,585	+10.4%

	Sep	Aug	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	1,279	1,160	+10.2%

	Q3	Q2[1]	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	107,597	62,015	+73.5%

	Q3	Q2[1]	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	3,514	2,083	+68.7%

	Q3	Q2[2]	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	107,597	84,501	+27.3%

	Q3	Q2[2]	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	3,514	2,854	+23.1%

	Q3	Q2[3]	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	107,597	91,757	+17.3%

	Q3	Q2[3]	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	3,514	3,103	+13.2%

Net revenues for IC-ATM assembly, testing and material business are as follows:

IC-atm net revenues (unaudited)

	Sep	Aug	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	21,786	22,380	-2.7%

	Sep	Aug	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	709	730	-2.8%

	Q3	Q2[1]	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	66,324	42,010	+57.9%

	Q3	Q2[1]	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	2,167	1,411	+53.6%

	Q3	Q2[2]	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	66,324	54,534	+21.6%

	Q3	Q2[2]	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	2,167	1,841	+17.7%

	Q3	Q2[3]	Sequential	YoY
(NT$ Million)	2018	2018	Change	Change
Net Revenues	66,324	61,790	+7.3%

	Q3	Q2[3]	Sequential	YoY
(US$ Million)	2018	2018	Change	Change
Net Revenues	2,167	2,090	+3.7%

*This press release is intended to comply with Taiwan regulatory requirements.

1 The 2nd quarter revenues only reflect operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

2 Legal entity reporting: The 2nd quarter revenues include operations of ASE Technology Holding Co., Ltd starting from April 30, 2018 and operations of ASE Inc. and its subsidiaries in April 2018.

3 Pro forma 2nd quarter revenues include operations of ASE Technology Holding Co., Ltd starting from April 30, 2018, operations of ASE Inc. and its subsidiaries in April 2018, and operations of SPIL and its subsidiaries in April 2018.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20-F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.